

January 4, 2013

Via Email
Ryan F. Urness
General Counsel
Navarre Corporation
7400 49th Avenue North
New Hope, MN 55428

> **Re:** **Navarre Corporation**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed December 21, 2012**
> **File No. 333-184540**

Dear Mr. Urness:

We have reviewed your response and have the following comment. Where indicated, we think you should revise your document in response to the comment.

<u>General</u>

1. You filed a Form 8-K on November 21, 2012 indicating that you intend to file by amendment historical financial statements of SpeedFC, Inc., and pro formas reflecting the acquisition, not later than February 2, 2013. It appears that the registration statement should not be declared effective before the financial statements meeting the requirements of Rule 3-05 of Regulation S-X are provided, if the transaction exceeds the 50% significance level. Please us with a reasonably detailed presentation of your significance level computations. See Instruction to Item 9.01 to Form 8-K and Exchange Act Release 37802 (October 10, 1996).

You may Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Philip T. Colton, Esq.
        Winthrop & Weinstine, P.A.